東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02034944

4th June, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 3rd June, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 6/19

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors announce that, as at the date of this announcement, OFL, a wholly-owned subsidiary of the Company, had not received from CNMGHK, the Company's controlling shareholder, any payment in respect of the Loan and the interest accrued thereon which amounted to approximately HK$24,134,000 in total and were due on 31st May, 2002.

OFL was informed by the Provisional Liquidators that a creditors' meeting of CNMGHK will be held on 13th June, 2002 for the purposes of, inter alia, considering the appointment of liquidator(s) of CNMGHK and the establishment of a committee of inspection in respect of the liquidation of CNMGHK.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

With reference to the Previous Announcement, the Directors announce that, as at the date of this announcement, OFL, a wholly-owned subsidiary of the Company, had not received from CNMGHK any payment in respect of the Loan and the interest accrued thereon which were due on 31st May, 2002. The aggregate amount of the Loan and the interest accrued thereon amounted to approximately HK$24,134,000 as at 31st May, 2002. Full provision had been made on the principal amount of the Loan and the interest accrued up to 31st December, 2001 and had already been reflected in the consolidated income statement of the Group for the year ended 31st December, 2001.

OFL served a written notice on CNMGHK today demanding for immediate repayment of the Loan and the interest accrued thereon and was informed by the Provisional Liquidators that a creditors' meeting of CNMGHK will be held on 13th June, 2002 for the purposes of, inter alia, considering the appointment of liquidator(s) of CNMGHK and the establishment of a committee of inspection in respect of the liquidation of CNMGHK.

CNMGHK is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

The Group will follow normal procedures regarding the proof of debt against CNMGHK in respect of the amount due and will seek legal advice if necessary. As at the date of this announcement, the Company is not aware that the non-repayment of the Loan has any material adverse impact on the Group's financial and operational position.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

DEFINITIONS

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited, the Company's controlling shareholder
"Company"	ONFEM Holdings Limited of which the shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the board of directors of the Company
"Group"	the Company and its subsidiaries
"Loan"	a sum in the principal amount of HK$23,250,000 advanced by OFL to CNMGHK on 16th August, 1999
"OFL"	ONFEM Finance Limited
"Previous Announcement"	the announcement dated 30th November, 2001 announcing the extension of the repayment date of the Loan
"Provisional Liquidators"	John Lees and Desmond Chiong, the provisional liquidators of CNMGHK appointed by the High Court of the Hong Kong Special Administrative Region on 10th April, 2002.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 3rd June, 2002